UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Material Fact March | 2026

Azul reports unaudited monthly financial information to the US Court

São Paulo, March 13, 2026 – Azul S.A., “Azul” (B3:AZUL53, OTC:AZLUY), presented today its monthly operating reports, containing certain financial information for the period from January 1, 2026, to January 31, 2026, to the United States Bankruptcy Court for the Southern District of New York, as required during its Chapter 11 process already concluded on February 20, 2026. The monthly operating report includes items such as cash position, revenue, and profit and loss for the period mentioned above for each of Azul’s subsidiaries that are subject to the voluntary Chapter 11 process in the United States.

Additionally, the Company disclosed on this date preliminary and unaudited consolidated financial information for the period from January 1, 2026 to January 31, 2026, with the aim of keeping the market informed about the evolution of its financial and operational performance throughout its restructuring process.

Highlights (R$ million)	Jan-26
Total operating revenue	2,111.1
Adjusted EBITDA¹	796.3
Adjusted EBITDA margin (%)¹	37.7%
Operating income¹	582.8
Operating margin (%)¹	27.6%
Cash, cash equivalents and short-term investments	1,316.48
Accounts receivable	2,281.70

¹Results were adjusted for one-time and non-recurring items, primarily related to restructuring

The Company emphasizes that such information:

•	are preliminary and have not been audited by its independent auditors;
•	were prepared exclusively for the purpose of complying with the requirements of Chapter 11, according to practices and criteria established by the United States rules applicable to that process; and
•	should not be directly compared to the regular financial statements previously disclosed by Azul.

Azul will continue to disclose quarterly financial statements revised by our auditors and annual financial statements audited according to CVM and SEC rules.

About Azul

Azul S.A. (B3: AZUL53; OTC: AZULY), the largest airline in Brazil in terms of cities served, offers more than 800 daily flights to 137 destinations. With an operational fleet of around 170 aircraft and over 15,000 crew members, the company operates a network of 250 direct routes. Azul was ranked by Cirium, a leading aviation analytics company, as the 2nd most on-time airline in the world in 2023. In 2020, it was named the world’s best airline by TripAdvisor, the first time a Brazilian airline achieved the top position in the Traveler’s Choice Awards. For more information visit ri.voeazul.com.br/en/.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 98196-1035 imprensa@voeazul.com.br

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    March 13, 2026

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer